130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release – September 17, 2010	TSX: PDL
10-23-NAP	NYSE Amex: PAL

North American Palladium Added to S&P/TSX SmallCap Index

Toronto, Ontario – North American Palladium Ltd. (“NAP”) (TSX:PDL) (NYSE Amex:PAL) is pleased to announce that in addition to being included in the S&P/TSX Global Mining Index, it has been added to the S&P/TSX SmallCap Index, effective after market close on September 17, 2010.

“We are pleased to be included in the S&P/TSX SmallCap Index as it will help increase our visibility while we continue to make progress towards our goal of becoming a diversified mid-tier precious metals producer,” said William J. Biggar, President and CEO.

The S&P/TSX SmallCap Index provides an investible index and was developed with industry input as the ideal benchmark for those with small cap exposure of the Canadian equity market.  Inclusion in the index is based on active trading volumes and a float adjusted market capitalization between $100 million and $1.5 billion, among other eligibility criteria.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing a significant exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7971 Ext. 226
Email: camilla@nap.com